 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

[  ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________Commission File Number ______________

SILVER WHEATON CORP.

(Exact name of registrant as specified in its charter)

BRITISH COLUMBIA, CANADA	1041	NONE
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

SUITE 1560, WATERFRONT CENTRE, 200 BURRARD STREET

VANCOUVER, BRITISH COLUMBIA V6C 3L6 CANADA

(604) 696-3000

(Address and telephone number of Registrant’s principal executive offices)

Jonathan C. Guest Perkins Smith & Cohen LLP One Beacon Street Boston, MA 02108 (617) 854-4000

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
---------------------

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:

Common Shares, no par value	Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form.

[  ] Annual information form     [  ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).

[  ] Yes

[X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ] Yes

[X] No

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, reserve determination and reserve conversion rates, the timing and amount of estimated future production, costs of production and currency fluctuations.  In certain cases, forward-looking statements can be identified by the use of words such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved.”  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Silver Wheaton Corp. (formerly Chap Mercantile Inc.) (the “Registrant”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the future price of silver, the integration of acquisitions, the absence of control over mining operations from which the Registrant purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business—Risk Factors” in the Initial Annual Information Form of the Registrant filed as Exhibit 99.1 to this Registration Statement.  Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVES ESTIMATES

All mineral resource and reserve estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “Commission”), and mineral resource and reserve information incorporated by reference herein may not be comparable to similar information concerning United States companies.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through 99.2, inclusive, and Exhibit 99.4 through Exhibit 99.55, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby makes reference to the sections entitled “Description of Capital Structure—Authorized Capital” and “Description of Capital Structure—Common Shares” on page 43 of the Initial Annual Information Form of the Registrant filed as Exhibit 99.1, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference the Consolidated Audited Financial Statements of the Registrant for the four month period ended December 31, 2004 and the years ended August 31, 2004, 2003 and 2002, including a reconciliation of the financial statements to United States Generally Accepted Accounting Principles (“U.S. GAAP”) as required by Item 18 of Form 20-F, filed as Exhibit 99.3, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.56 through Exhibit 99.59, inclusive, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

None.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Registrant does not have any contractual obligations required to be disclosed in tabular format.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

SILVER WHEATON CORP.

By: /s/ Peter Barnes

Name: Peter Barnes

Title: Executive Vice President and Chief Financial Officer

Date: April 22, 2005

EXHIBIT INDEX

The Registrant was formerly known as Chap Mercantile Inc. and changed its name to Silver Wheaton Corp. on December 8, 2004 (see Exhibit 99.49 to this Registration Statement).  On November 2, 2004, the Registrant changed its fiscal year end from August 31 to December 31 (see Exhibit 99.50 to this Registration Statement).

The following exhibits have been filed as part of this Registration Statement:

Annual Information

Exhibit	Description
99.1	Initial Annual Information Form of the Registrant, dated March 29, 2005, for the four months ended December 31, 2004.
99.2

Annual Report of the Registrant for the four months ended December 31, 2004, including Management’s Discussion and Analysis for the four months ended December 31, 2004 and the years ended August 31, 2004 and 2003.

99.3

Consolidated Audited Financial Statements of the Registrant (found at pages 11 through 27 of the Registrant’s Annual Report filed as Exhibit 99.2 hereto) for the four month period ended December 31, 2004 and the years ended August 31, 2004, 2003 and 2002, including the report of the auditors thereon and a United States Generally Accepted Accounting Principles (“U.S. GAAP”) reconciliation of such financial statements.

99.4

Management’s Discussion and Analysis for the years ended August 31, 2004 and 2003, including the Consolidated Audited Financial Statements of the Registrant for the years ended August 31, 2004 and 2003 and the report of the auditors thereon, which financial statements were subsequently reconciled to U.S. GAAP in Exhibit 99.3 hereto.

99.5

Consolidated Audited Financial Statements of the Registrant for the years ended August 31, 2003 and 2002 and the report of the auditors thereon, which financial statements were subsequently reconciled to U.S. GAAP in Exhibit 99.3 hereto.

Quarterly Information

Exhibit	Description
99.6	Amended Unaudited Interim Financial Statements of the Registrant for the nine months ended May 31, 2004.
99.7	Unaudited Interim Financial Statements of the Registrant for the nine months ended May 31, 2004.
99.8	Unaudited Interim Financial Statements of the Registrant for the six months ended February 29, 2004.
99.9	Quarterly Report of the Registrant filed with the British Columbia Securities Commission for the six months ended February 29, 2004.
99.10	Unaudited Interim Financial Statements of the Registrant for the three months ended November 30, 2003.

Shareholder Meeting Materials

Exhibit	Description
99.11	Management Information Circular of the Registrant dated November 10, 2004 issued in connection with the December 8, 2004 Annual and Special Meeting of Shareholders.
99.12	Notice, dated November 10, 2004, issued in connection with the December 8, 2004 Annual and Special Meeting of Shareholders.
99.13	Form of Proxy for use in connection with the December 8, 2004 Annual and Special Meeting of Shareholders.
99.14	Report of Voting Results from the December 8, 2004 Annual and Special Meeting of Shareholders.
99.15	Management Information Circular of the Registrant dated January 23, 2004 issued in connection with the February 25, 2004 Annual and Special Meeting of Shareholders.
99.16	Notice, dated January 23, 2004, issued in connection with the February 25, 2004 Annual and Special Meeting of Shareholders.
99.17	Form of Proxy for use in connection with the February 25, 2004 Annual and Special Meeting of Shareholders.

Technical Reports

Exhibit	Description
99.18	Technical Report on the Zinkgruvan Mine in South-Central Sweden dated December 13, 2004.
99.19	Technical Report on the Tayoltita, Santa Rita, San Antonio, and San Martin Mines dated November 9, 2004.

Material Change Reports and Press Releases

Exhibit	Description
99.20	Press Release of the Registrant dated March 7, 2005.
99.21	Press Release of the Registrant dated March 7, 2005.
99.22	Press Release of the Registrant dated January 31, 2005.
99.23	Material Change Report of the Registrant dated November 30, 2004.
99.24	Press Release of the Registrant dated December 20, 2004.
99.25	Press Release of the Registrant dated December 8, 2004.
99.26	Press Release of the Registrant dated November 30, 2004.
99.27	Material Change Report of the Registrant dated November 16, 2004.
99.28	Press Release of the Registrant dated November 14, 2004.
99.29	Press Release of the Registrant dated November 16, 2004.
99.30	Material Change Report of the Registrant dated October 25, 2004.
99.31	Press Release of the Registrant dated October 15, 2004.
99.32	Press Release of the Registrant dated October 15, 2004.
99.33	Press Release of the Registrant dated September 28, 2004.
99.34	Press Release of the Registrant dated September 6, 2004.
99.35	Material Change Report of the Registrant dated August 9, 2004.
99.36	Press Release of the Registrant dated August 5, 2004.
99.37	Material Change Report of the Registrant dated July 21, 2004.
99.38	Press Release of the Registrant dated July 21, 2004.
99.39	Press Release of the Registrant dated July 14, 2004.
99.40	Press Release of the Registrant dated April 29, 2004.
99.41	Material Change Report of the Registrant dated April 7, 2004.
99.42	Press Release of the Registrant dated March 31, 2004.
99.43	Material Change Report of the Registrant dated February 26, 2004.
99.44	Press Release of the Registrant dated February 26, 2004.
99.45	Material Change Report of the Registrant dated January 28, 2004.
99.46	Press Release of the Registrant dated January 27, 2004.

Corporate Documents

Exhibit	Description
99.47	Articles of Continuance of the Registrant dated December 17, 2004.
99.48	Certificate of Discontinuance of the Registrant dated December 17, 2004.
99.49	Certificate of Amendment of the Registrant dated December 4, 2004.

Notices

Exhibit	Description
99.50	Notice of Change in Year End dated November 2, 2004.
99.51	Notice of Change of Auditor dated September 24, 2004.

Letters from Auditors

Exhibit	Description
99.52	Letter from Former Auditor, Ellis, Govenlock LLP, dated September 24, 2004.
99.53	Letter from Successor Auditor, Deloitte & Touche LLP, dated September 24, 2004.

Miscellaneous

Exhibit	Description
99.54	Early Warning Report dated October 19, 2004.
99.55	Filing Statement of the Registrant dated October 8, 2004.

Consents

Exhibit	Description
99.56	Consent of Deloitte & Touche LLP.
99.57	Consent of Ellis, Govenlock LLP.
99.58	Consent of Engineers.
99.59	Consent of Engineers.